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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Creates a New Business Unit Dedicated to Services and Support

São José dos Campos, Brazil, December 20, 2016 – Embraer today announced the creation of a business unit focused on services and customer support, which will be led by Johann Bordais, who is currently serving as the Director of Services and Support for Embraer Commercial Aviation.

“The new business will bring together capabilities that are currently spread throughout different business areas to offer customers a broad portfolio of solutions,” said Paulo Cesar Silva, Embraer President and CEO. “We see an opportunity to expand and integrate services and support.”

The new business will start operating in the first half of 2017 and will be responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources. The daily customer relationship structure (sales and technical support) will remain under the responsibility of each business unit; Commercial and Business Aviation as well as Defense & Security.

“We are in a long-cycle business that is naturally demanding on services, favoring long-term relationships with customers,” says Johann Bordais. “For the customer, this initiative combines a long experience in customer service, with the agility and competitiveness of a service center. For Embraer, it represents an opportunity to obtain greater operational efficiency and recurring revenues.”

There are currently around 2,000 Embraer aircraft in operation, just in commercial aviation. In addition, there are over 1,000 Embraer executive jets, as well as defense planes. Over the next 20 years, an estimated 6,400 new aircraft will be put into service, in the category of commercial jets up to 130 seats, alone. In business aviation, forecasts indicate that there will be more than 8,000 new jets placed into service over the next decade, not counting the commercialization of the pre-owned fleet.

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About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos	Alyssa Ten Eyck		Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	pressEMEA@embraer.fr	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +55 11 94254 4017	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tel.: +55 11 3040 1799	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos	Alyssa Ten Eyck		Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	pressEMEA@embraer.fr	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +55 11 94254 4017	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tel.: +55 11 3040 1799	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer